FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, November 26, 2021

Ger. Gen. No. 33/2021

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

Ref: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission (FMC) I, duly authorized, and in representation of ENEL AMÉRICAS S.A. (“Enel Américas or the Company”) hereby inform you in the attached Significant Event that, the Company's Board of Directors, in a meeting held yesterday, approved Enel Américas' 2022-24 Strategic Plan.

The macro elements of the aforementioned Strategic Plan foresee an accumulated EBITDA of approximately between US$ 14.5 and US$ 15.8 billion and an accumulated CAPEX of approximately US$ 8.9 billion for the 2022–2024 triennium.

Given the high volatility and variations in the exchange rates of the markets in which the Company maintains investments and, given that the contents of the aforementioned Strategic Plan obey and are based on projections of hypotheses that may or may not be verified in the future, its effects are not determinable at this date.

Similarly, we hereby inform that on November 30, a presentation will be made regarding the figures indicated above, which all local and foreign investors, shareholders, and the market in general will be able to access. Details on how to connect, the conference schedule and a copy of the relevant presentations will be available to all the interested parties in due course on the Company's website: www.enelamericas.com.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

Depósito Central de Valores SA (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: November 26, 2021